Exhibit 99.1

Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com	FOR IMMEDIATE RELEASE

RADWARE SCHEDULES CONFERENCE CALL FOR FOURTH QUARTER 2019
EARNINGS AND HOSTS INVESTOR MEETING

TEL AVIV, ISRAEL, JANUARY 6, 2020 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced that it has scheduled its earnings call to discuss its fourth quarter 2019 financial results.

Earning call dates for the first three quarters of 2020 have been scheduled, and are available by accessing the Company's website at: http://www.radware.com/ir/investor-events/.

Furthermore, the Company will host a meeting with analysts and institutional investors on February 20, 2020, in New York, where members of Radware’s executive team will provide an update on the Company’s business and outlook. The presentation materials and a live webcast of the meeting will be available on the Company’s website. The webcast will remain available for replay during the next 12 months.  Analysts and institutional investors who wish to attend the event are invited to email ir@radware.com.

Conference Call Details

Radware management will host a call on Wednesday, February 12, 2020 at 8:30 am ET to discuss its fourth quarter 2019 results and the company’s outlook for the first quarter of 2020.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 8198484

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/ir/investor-events/. The webcast will remain available for replay during the next 12 months.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2020 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/.

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Safe Harbor Statement
This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.